CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60603



VIA EDGAR
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                                 October 8, 2009



United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Steven I. Amchan


  Re:    APP WD:  First Trust/Four Corners Senior Floating Rate Income Fund,
                           et al., File No. 812-13659
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Ladies and Gentlemen:

         On May 22, 2009, First Trust/Four Corners Senior Floating Rate Income Fund and First Trust/Four Corners Senior Floating Rate Income Fund II (the "Applicants") filed an application (the "Application") with the Securities and Exchange Commission (the "Commission") for an order under Section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from the provisions of Sections 18(a)(1)(A) and 18(a)(1)(B) of the Act. The Application was assigned File No. 812-13659. On behalf of the Applicants, I hereby respectfully request that the Application be withdrawn and that the Commission take no further action with respect thereto.

         Thank you for your attention to this matter. Any questions regarding this request should be directed to me at (312) 845-3446.

                                Very truly yours,

                                CHAPMAN AND CUTLER LLP


                                By   /s/ Suzanne M. Russell
                                     ----------------------------------
                                     Suzanne M. Russell